

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 27, 2005

Mr. Stephen A. Thorington
Executive Vice President and Chief Financial Officer
Plains Exploration & Production Company
700 Milam Street, Suite 3100
Houston, TX 77002

>   **Re: Plains Exploration & Production Company**
>   **Form 10-K for Fiscal Year Ended December 31, 2004**
>   **March 16, 2005**
>   **File No. 1-31470**

Dear Mr. Thorington:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Critical Accounting Policies and Factors that May Affect Future Results, page 50

1.   We note your disclosure that indicates for purposes of performing an impairment test in accordance with SFAS 142, the Company is the reporting unit. Please explain to us how you reached this conclusion. Please provide us with an organizational chart showing all personnel involved in managing your

organization at the executive and senior management levels, clearly indicating the name of the employee and the job function and identify your chief operating decision maker (CODM). Additionally, submit all reports, financial summaries, schedules, and information memoranda reviewed by your CODM and Board of Directors during the year-ended 2004, that reconcile to your reported financial statements.

Financial Statements

Note 1, Organization and Significant Accounting Policies

   Recent Accounting Pronouncements, page F-14

2.   We note your disclosure regarding your accounting for goodwill impairment in early 2004. Note that our letter of February 11, 2005 concerning the disposition of oil and gas properties under 4-10(c) of Regulation S-X was a discussion of existing GAAP rather than the establishment of new guidance. As such it appears from your disclosures that you should modify your financial statements to reflect your first quarter 2004 goodwill adjustment in accordance with SFAS 142.

Estimated Quantities of Oil and Gas Reserves (unaudited), page F-36

3.   Indicate, if true, true that your reserve quantity estimates have been determined using the year end price. If not, please indicate how you determine the price to use.

Standardized Measure of Future Net Cash Flows (Unaudited), page F-37

4.   Please revise this footnote as there is no provision for the line item "Pre-Tax Present Value of Proved Reserves" in paragraph 30 and Illustration 5 of SFAS 69.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief